Monotype Imaging Holdings Inc.

500 Unicorn Park Drive

Woburn, Massachusetts 01801

June 10, 2008

VIA EDGAR AND FACSIMILE

Katherine Wray

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re: Monotype Imaging Holdings Inc.: Registration Statement on Form S-1 (File No. 333-150034)

Dear Ms. Wray:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Monotype Imaging Holdings Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 4:00 p.m. (Washington, D.C. time), on June 12, 2008, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank.]

If you have any questions regarding this request, please contact Lizette M. Pérez-Deisboeck at (617) 570-1761 of Goodwin Procter LLP.

Sincerely,

MONOTYPE IMAGING HOLDINGS INC.

By:	/s/ Douglas J. Shaw
Douglas J. Shaw
President and Chief Executive Officer

cc:	Jacqueline D. Arthur, Monotype Imaging Holdings Inc.
Janet M. Dunlap, Monotype Imaging Holdings Inc.
Lizette M. Pérez-Deisboeck, Goodwin Procter LLP